SI

17008824

Securities and Exchange

FEB 27 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street FL 16
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Waddell 415-869-6377 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Guadagnini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forward Securities LLC, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP of Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Francisco)

On February 27, 2017 before me, Carolyn Backer Alvarado,
Date *Here Insert Name and Title of the Officer*

personally appeared Mark Gradaquini
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CAROLYN BACKER ALVARADO
Notary Public - California
San Francisco County
Commission # 2169550
My Comm. Expires Oct 25, 2020

Signature Carolyn Backer Alvarado
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Member
Forward Securities, LLC

We have audited the accompanying statement of financial condition of Forward Securities, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forward Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2017

Forward Securities, LLC
Statement of Financial Condition
December 31, 2016
(Confidential Treatment Requested)

Assets	
Cash and cash equivalents	$ 314,407
Accounts receivable	414,474
Prepaid expenses and other assets	17,828
Total assets	$ 746,709
Liabilities and Member's Equity	
Accounts payable and accrued liabilities	$ 491,148
Payable to affiliate	53,236
Total liabilities	544,384
Member's equity	
Contributions, net	1,475,000
Accumulated deficit	(1,272,675)
Total member's equity	202,325
Total liabilities and member's equity	$ 746,709

The accompanying notes are an integral part of the financial statement.

1. Organization

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("Management"), a registered investment advisor with the Securities and Exchange Commission.

Management acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. Forward Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. From April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1) of that Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

Receivables
The Company's receivables arise primarily from 12b-1 distribution fees due from the Funds. These receivables are generally due and collected within 30 days. The Company does not require collateral.

The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. If actual defaults are higher than the historical experience,

management's estimates of the recoverability of amounts due the Company could be adversely affected.

Fair Value Measurements
The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. Tax liabilities are instead paid by the member of the limited liability company. Income and losses are included in the tax return of the member.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2016.

Member's Equity and Limited Liability Company Agreement
The Company's operating agreement sets forth the respective rights and obligations of the sole member and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the entity.

Subsequent Events
The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2016 that would require additional disclosure.

3. Related Parties

The Company entered into an Administrative Services Agreement with Management whereby, Management provides certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and Management review the monthly fee calculation to ensure the fee is commensurate with the level of services provided, including time worked by allocated Management employees.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with Management whereby, Management performs certain services for the Funds. Under the SSA, the fee paid to Management shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties will be paid to Management for eligible 12b-1 expenses.

Underwriting concessions received by the Company are periodically reimbursed to Management as all distribution-related expenditures are incurred by Management.

Affiliate payables and receivables represents administrative service fees, unencumbered 12b-1, underwriting concessions, collected contingent deferred sales charges, and any expenses to be reimbursed or refunds to be received by the Company from Management. The fees and expenses

may not represent the actual cost and expenses incurred by the Company if operated on a stand-alone basis.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2016, the Company had net capital, as defined under Rule 15c3-1, of $176,192 and excess net capital of $139,900. The ratio of aggregate indebtedness to net capital was 3.09 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1) of that rule.

5. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2016, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Forward Securities Statement of Exemption to Rule 15c3-3

Forward Securities, LLC ("FS" or the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(1) – Limited business.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2016 to December 31, 2016 without exception.

____
Forward Securities, LLC

I, Laura Lang, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Laura Lang

Title: CFO
February 23, 2017

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Member
Forward Securities, LLC

We have reviewed management's statements, included in the accompanying Forward Securities, LLC (the Company) Assertions, in which (1) the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(1) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2017